

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2021

Burton Goldfield
Chief Executive Officer
TriNet Group, Inc.
One Park Place, Suite 600
Dublin, CA 94568

      Re: TriNet Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed February 16, 2021
           File No. 001-36373

Dear Mr. Goldfield:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 34

1.   In presenting net service revenues and net insurance service revenues, you comingle revenues and expenses and state that these non-GAAP measures provide a comparable basis of revenues on a net basis. Please tell us why you believe these non-GAAP measures do not substitute individually-tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

2.   Please remove adjusted EBITDA margin from your filing or use total revenues, rather than net service revenues, in the denominator of its computation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services